SEC FILE NUMBER: 0-20127

CUSIP NUMBER: 296074305

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I — REGISTRANT INFORMATION

Escalon Medical Corp.

Full Name of Registrant

Former Name if Applicable

994 Old Eagle School Road, Suite 1015

Address of Principal Executive Office (Street and Number)

Wayne, PA 19087

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Escalon Medical Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended June 30, 2026 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period provided by the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) without unreasonable effort and expense, because the Company needs additional time to complete processes necessary for its independent registered public accounting firm’s completion of the audit of the Company’s financial statements for the fiscal year ended June 30, 2026.

The Company is working diligently with its independent registered public accounting firm to complete such audit and expects to file the Form 10-K within the 15-day period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard J. DePiano, Jr.	(610)	688-6830
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒  Yes   ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary unaudited financial information, the Company anticipates that the earnings statements to be included in the Form 10-K will reflect a significant change in results of operations from the corresponding period for the last fiscal year. The principal reason for the anticipated change is the sale of the Company’s AXIS software platform during fiscal year ended June 30, 2026. As previously disclosed in its SEC filings, the Company sold the AXIS software platform for an aggregate purchase price of $3,000,000, resulting in a significant gain on the sale. In addition, the Company experienced an increase in consolidated net revenue as compared to the prior fiscal year. The Company is unable to provide a reasonable estimate of the exact amounts or the impact on the Company’s financial statements until the audit of the Company’s financial statements for fiscal year ended June 30, 2026 is completed.

ESCALON MEDICAL CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2026	By:	/s/ Richard J. DePiano, Jr.
	Name:	Richard J. DePiano, Jr.
	Title:	Chief Executive Officer

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